SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

CHINA COMMERICAL CREDIT, INC.

 (Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

16891K103

(CUSIP Number)

With Copies To:

Chief Financial Officer

No.1 Zhongying Commercial Plaza,

Zhong Ying Road,

Wujiang, Suzhou, Telephone: (86-0512) 6396-0022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 Shuxiang Zhang

Floor 7 Building D, No.28 Chengfu Road,

Haidian District, Beijing, China

Telephone:（86-010）5714-3812

February 8, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 16891K103	SC13D

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Shuxiang Zhang
ID No. 210403196305260979
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

2,549,322
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

2,549,322
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,549,322
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.77%*
14	TYPE OF REPORTING PERSON

IN

* Percentage is calculated on the basis of 19,963,415 shares of common stock outstanding as of February 5, 2018.

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Item 1. Security and Issuer

This Schedule 13D (“Statement”) relates to the common stock of China Commercial Credit Inc., a company incorporated under the laws of the State of Delaware, (the “Issuer”). The Company’s principal executive office is located at No.1 Zhongying Commercial Plaza, Zhong Ying Road, Wujiang, Suzhou, Jiangsu Province, China.

Item 2. Identity and Background.

(a)	This Statement is being filed by Shuxiang Zhang (the “Reporting Person”).

(b)	Mr. Zhang’s principal office is located at Floor 7 Building D, No.28 Chengfu Road, Haidian District, Beijing, China.

(c)	The Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(d)	The Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

(e)	Mr. Zhang is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

On February 8, 2018, the Reporting Person acquired these shares in a private transaction for a per share purchase price of $1.50 from pursuant to certain Share Purchase Agreement dated February 7, 2018 by and among Daqin International Business HK Limited. and Yang Jie as sellers and the Reporting Person, Qun Ma and Wenlong Deng as buyers.

Item 4. Purpose of Transaction.

The purpose of the acquisition is for investment only.

As of the date of this Schedule 13D, the Reporting Persons does not any plans or proposals which relate to or would result in:

(a)          the acquisition by any person of additional securities of the Issuer;

(b)          an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)          any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e)          any material change in the present capitalization or dividend policy of the Issuer;

(f)          any other material change in the Issuer’s business or corporate structure;

(g)          changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

(h)          causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           any similar action to those enumerated above.

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Item 5. Interest in Securities of the Issuer.

(a)-(b)     The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)           Other than the acquisition of the shares as reported in this Schedule 13D, no actions in the Common Stock were effected during the past sixty (60) days by the Reporting Persons .

(d )           None

(e )           N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies .

Item 7. Material to Be Filed as Exhibits.

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

By:	/s/ Shuxiang Zhang
Name: Shuxiang Zhang

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